

December 7, 2011

Via E-mail
Chris Trina
Chief Executive Officer
Transfer Technology International Corp.
2240 Twelve Oaks Way, Suite 101-1
Wesley Chapel, Florida 33544

> **Re:** **Transfer Technology International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Fiscal Year Period Ended March 31, 2011**
> **Filed June 21, 2011**
> **Form 10-Q/A for the Fiscal Period Ended June 30, 2011**
> **Filed September 21, 2011**
> **File No. 0-27131**

Dear Mr. Trina:

We have reviewed your response dated October 18, 2011, filed November 15, 2011 on EDGAR, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. Based on our telephone conversation of November 28, 2011, we understand that you intend to amend the Form 10-K for the fiscal year ended December 31, 2010 *only* in order to respond to comments four and five in our letter dated October 12, 2011. Accordingly, please supplementally provide us with the revised disclosure that you propose to include in future filings in response to comments 1, 6, 7, 8, 10, 11, 12 and 13 in our letter dated October 12, 2011, and confirm that you will revise your disclosure in future filings accordingly. Please also supplementally confirm that you will revise your

disclosure in future filings as you have set forth in your response to comment two in our letter dated October 12, 2011.

2. We note your response to comment three in our letter dated October 12, 2011. As previously requested, please address in your proposed disclosure the potential consequences to the company and to investors if the transaction in question violated Section 5 of the Securities Act; in this regard, please consider the advisability of including a risk factor describing the material risks associated with such a potential Section 5 violation. Furthermore, please note that it is inappropriate for you to state in your disclosure that the stock issuance "was unwound so that there was no violation," as an unwinding of a transaction does not necessarily result in a violation never having occurred in the first place. Please show us your proposed revised disclosure.

Management's Annual Report on Internal Control over Financial Reporting, page 43

3. We read your response to comment five and await your amendment. Please include an explanatory opening paragraph to inform investors you are amending your Form 10-K to state your internal control over financial reporting is not effective as of December 31, 2010. Please include the full text of Item 9A in your amendment and provide revised certifications.

Evaluation of Disclosure Controls and Procedures, page 22

4. We note your response to comment 17. Please update your September 30, 2011 Form 10-Q to disclose what steps you are taking to remediate your disclosure controls and procedures deficiencies.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Attorney-Advisor, at (202) 551- 3222 if you have questions regarding any other comments. You may contact me at (202) 551- 3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief